Ladbrokes PLC

BUYBACK OF ITS OWN SHARES

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT TODAY, 17 DECEMBER 2007, IT PURCHASED FROM DEUTSCHE BANK AG LONDON BRANCH 350,000 SHARES AT AN AVERAGE PRICE OF 306.18 PENCE PER SHARE.

THE PURCHASED SHARES WILL BE HELD AS TREASURY SHARES. FOLLOWING THE ABOVE PURCHASE, THE COMPANY HOLDS 19,530,386 TREASURY SHARES IN TREASURY AND HAS 611,896,402 ORDINARY SHARES IN ISSUE (EXCLUDING TREASURY SHARES).

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Ladbrokes plc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	x
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify): Disclosure & Transparency Rules – Transitional Provisions.	
3. Full name of person(s) subject to the notification obligation:	AXA S.A, 25 Avenue Matigon, 75008 Paris and its group of companies
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	18/12/2007
6. Date on which issuer notified:	19/12/2007
7. Threshold(s) that is/are crossed or reached:	11%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
BOZSH63	67,333,896	67,333,896	9,357,774	9,357,774	56,668,904	1.53	9.27

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B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	**Expiration date**	**Exercise/ Conversion Period/ Date**	**Number of voting rights that may be acquired if the instrument is exercised/ converted.**	**% of voting rights**

Total (A+B)	
Number of voting rights	**% of voting rights**
66,026,678	10.80%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Name of the Company / Fund	Number of Shares	% of issued share capital
AXA Sun Life plc (fmly Axa Equity & Law Life Assurance Society plc) **Direct**	519,714	0.08499
AXA General Insurance Ltd **Direct**	21,000	0.00343
Sun Life Unit Assurance Ltd A/c X **Direct**	35,294	0.00577
Sun Life Unit Assurance Ltd A/c X **Direct**	531,176	0.08686
Sun Life Unit Assurance Ltd A/c X **Direct**	1,245,882	0.20374
AXA UK Investment Co ICVC Distribution Fund **Indirect**	60,000	0.00981
AXA UK Investment Co ICVC Extra Income Fund **Indirect**	10,000	0.00164
AXA UK Investment Co ICVC UK Equity Income Fund **Indirect**	350,000	0.05724
PPP Healthcare Group plc **Direct**	23,284	0.00381
Sun Life Pensions Management Ltd **Direct**	75,000	0.01226
Sun Life Pensions Management Ltd A/c **Direct**	705,882	0.11544
Sun Life Assurance Society Plc **Direct**	275,245	0.04501

AXA Insurance UK **Direct**	75,544	0.01235
AXA Financial, Inc **Indirect**	675,093	0.11040
Sun Life International (IOM) Ltd **Direct**	296,470	0.04848
AXA France **Indirect**	11,631	0.00190
AXA Financial, Inc* **Indirect**	55,562,180	9.08626
Sun Life Pensions Management Ltd **Direct**	71,442	0.01168
Sun Life Pensions Management Ltd **Direct**	24,398	0.00399
Sun Life Unit Assurance Ltd LTAV UK Equity **Direct**	150,000	0.02453
Sun Life Unit Assurance Ltd ABL High Alpha **Direct**	219,342	0.03587
Sun Life Unit Assurance Ltd FTSE All Share Tracker **Direct**	107,101	0.01751
Sun Life Pensions Management LTAV UK Equity **Direct**	544,247	0.08900
Sun Life Pensions Management ABL High Alpha **Direct**	1,112,875	0.18199
Sun Life Pensions Management FTSE All Share Tracker **Direct**	546,947	0.08944
AXA Winterthur **Direct**	2,123,920	0.34733
AXA Sun Life With Profit Passive **Direct**	431,380	0.07054
AXA Sun Life With Profit Passive **Direct**	221,631	0.03624
Total Direct Total Indirect	9,357,774 56,668,904	1.53031 9.26725
TOTAL	**66,026,678**	**10.79756**

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	

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TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Ladbrokes plc

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify): Disclosure & Transparency Rules – Transitional Provisions.	

3. Full name of person(s) subject to the notification obligation:	Eminence Capital, LLC Ricky C.Sandler
4. Full name of shareholder(s) (if different from 3.):	Goldman Sachs & Co Morstan Nominees Ltd
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	17 December 2007
6. Date on which issuer notified:	19 December 2007
7. Threshold(s) that is/are crossed or reached:	4%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of Shares	**Number of Voting Rights**	**Number of shares**	**Number of voting rights**		**% of voting rights**	
			Direct	**Direct**	**Indirect**	**Direct**	**Indirect**
Eminence Capital, LLC							
Ordinary Shares GB00B0ZSH635	19,850,000	19,850,000	25,000,000		25,000,000		4.06%
Ricky C. Sandler							
Ordinary Shares GB00B0ZSH635	19,851,588	19,851,588	25,001,588		25,001,588		4.06%

B. Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)	
Number of voting rights	% of voting rights
Eminence Capital, LLC	
25,000,000	4.06%
Ricky C.Sandler	
25,001,588	4.06%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Ricky C.Sandler is the Managing Member of Eminence Capital, LLC and therefore may be deemed to have indirect voting power with respect to the shares directly owned by the funds managed by Eminence Capital, LLC, and individually with respect to shares over which Mr. Sandler has investment discretion.

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	

END